Filed by Penumbra, Inc.

(Commission File No.: 001-37557)

Pursuant to Rule 425 of the Securities Act of 1933

Deemed filed pursuant to 14a-12

under the Securities Exchange Act of 1934

Subject Company: Penumbra, Inc.

(Commission File No.: 001-37557)

April 17, 2026

The following letter was distributed to certain stockholders of Penumbra, Inc., relating to the proposed acquisition of Penumbra, Inc. by Boston Scientific Corporation:

April 17, 2026

Dear Stockholders of Penumbra, Inc.:

We have recently sent you proxy materials for the upcoming Penumbra, Inc. Special Meeting that will be held on May 6, 2026, in connection with the proposed merger with Boston Scientific Corporation (the “Merger”). Our Board of Directors unanimously recommends that you vote FOR the Merger and related proposals.

Please note that failing to vote will have the same effect as a vote against the Merger.

Your vote is important, no matter how many shares you own. If you have not already done so, please vote TODAY by telephone, via the Internet, or by signing, dating, and returning the enclosed proxy card or voting instruction form in the postage-paid envelope provided. If you have received this letter by email, you may vote by simply clicking the “VOTE NOW” button in the accompanying email.

Thank you for your support.

Sincerely,

/s/ Adam Elsesser

Chairman and Chief Executive Officer

***

Important Information and Where to Find It

In connection with the proposed Merger, Boston Scientific Corporation (“Parent”) has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a proxy statement/prospectus (the “Proxy Statement/Prospectus”) for the stockholders of Penumbra, Inc. (the “Company”), which was declared effective on April 1, 2026. Parent filed a final prospectus on April 1, 2026, and the Company filed a definitive proxy statement on April 1, 2026. The Company mailed the Proxy Statement/Prospectus to its stockholders on or about April 1, 2026. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents the Company and/or Parent may file with the SEC in connection with the proposed Merger.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS, ANY AMENDMENTS OR SUPPLEMENTS TO THE PROXY STATEMENT/PROSPECTUS, AND OTHER DOCUMENTS FILED BY THE COMPANY OR PARENT WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER, BECAUSE THESE DOCUMENTS CONTAIN IMPORTANT INFORMATION.

Investors and security holders may obtain free copies of the Proxy Statement/Prospectus and the other documents filed with the SEC by the Company and/or Parent through the website maintained by the SEC at www.sec.gov. Security holders may obtain free copies of the documents filed by the Company with the SEC on Company’s website at https://www.penumbrainc.com/investors/sec-filings/ or by contacting Company Investor Relations at investors@penumbrainc.com. Security holders may also obtain free copies of the documents filed by Parent with the SEC on Parent’s website at https://investors.bostonscientific.com/financials-and-filings/sec-filings or by contacting Parent’s Investor Relations at BSXInvestorRelations@bsci.com.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed Merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

The Company, Parent and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the Company’s stockholders in connection with the proposed Merger. Information regarding the Company’s directors and executive officers, including a description of their respective direct or indirect interests, by security holdings or otherwise, is set forth in the Proxy Statement/Prospectus and other relevant materials filed with the SEC. These documents may be obtained free of charge from the SEC’s website at www.sec.gov or by accessing the Investor Relations section of the Company’s website at https://www.penumbrainc.com/investors/sec-filings/. Information regarding the Company’s directors and executive officers is contained in the Proxy Statement/Prospectus, as well as in the sections entitled “Proposal No. 1: Election of Directors”, “Information Regarding the Board of Directors and Corporate Governance”, and “Other Information Related to Penumbra, Its Directors and Executive Officers” included in the Company’s proxy statement for its 2025 annual meeting of stockholders, which was filed with the SEC on April 16, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1321732/000132173225000074/pen-20250416.htm), in the section entitled “Directors, Executive Officers and Corporate Governance” included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2025, which was filed with the SEC on February 25, 2026 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001321732/000132173226000007/pen-20251231.htm) and in the Company’s Form 8-K filed on August 27, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1321732/000132173225000101/pen-20250822.htm). To the extent holdings of the Company’s securities by the directors and executive officers of the Company have changed from the amounts of securities of the Company held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding Parent’s directors and executive officers is contained in Proxy Statement/Prospectus, as well as in the sections entitled “Election of Directors” and “Securities Ownership of Director and Executive Officers” included in Parent’s proxy statement for its 2026 annual meeting of stockholders, which was filed with the SEC on March 18, 2026 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000885725/000088572526000025/bsx-20260318.htm) and in the section entitled “Directors, Executive Officers and Corporate Governance” included in Parent’s Annual Report on Form 10-K for the year ended December 31, 2025, which was filed with the SEC on February 17, 2026 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000885725/000088572526000010/bsx-20251231.htm). To the extent holdings of Parent’s securities by the directors and executive officers of Parent have changed from the amounts of securities of Parent held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC.

Forward Looking Statements

This document contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on the Company’s current expectations, estimates and projections about the expected date of closing of the proposed transaction and the potential benefits thereof, the respective businesses and industries of the companies, management’s beliefs and certain assumptions made by the Company, all of which are subject to change. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “could,” “seek,” “see,” “will,” “may,” “would,” “might,” “potentially,” “estimate,” “continue,” “expect,” “target,” similar expressions or the negatives of these words or other comparable terminology that convey uncertainty of future events or outcomes. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond our control and are not guarantees of future results, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the proposed transaction or to make or take any filing or other action required to consummate the transaction on a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining stockholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies, expansion and growth of the Company’s business and other conditions to the completion of the proposed transaction; (ii) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the transaction or integrating the businesses of the Company and Parent; (iii) the Company’s ability to implement its business strategies; (iv) pricing trends; (v) potential litigation relating to the proposed transaction that could be instituted against the Company or its directors; (vi) the risk that disruptions from the proposed transaction will harm the Company’s business, including current plans and operations; (vii) the ability of the Company to retain and hire key personnel; (viii) potential adverse reactions or changes to business relationships resulting from the announcement, pendency or completion of the proposed transaction; (ix) uncertainty as to the long-term value of Parent’s common stock; (x) legislative, regulatory and economic developments affecting the Company’s business; (xi) general economic and market developments and conditions; (xii) the evolving legal, regulatory and tax regimes under which the Company operates; (xiii) potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect the Company’s financial performance; (xiv) restrictions during the pendency of the proposed transaction that may impact the Company’s ability to pursue certain business opportunities or strategic transactions; (xv) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as the Company’s response to any of the aforementioned factors; and (xvi) failure to receive the approval of the stockholders of the Company. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the Proxy Statement/Prospectus. While the list of factors presented here is, and the list of factors presented in the Proxy Statement/Prospectus are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in actual results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on the Company’s consolidated financial condition, results of operations or liquidity. The Company assumes no obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.